PRESIDENT'S LETTER TO SHAREOWNERS


Dear Shareowner,

The handwriting was on the wall indicating that 2001 would be a very challenging year when, on January 3, 2001, the Federal Reserve decreased the federal funds rate by fifty basis points. It was evident that this surprise action taken during a period between regularly scheduled Fed meetings meant another reduction would follow at the regular meeting held on January 27, 2001. It did occur, and was the second of eleven eventual rate cuts during 2001.

Since approximately forty percent of Frontier Bank's loan portfolio was tied to the prime rate or some other index, the immediate impact was a substantial reduction in revenues from the loan portfolio. A major part of the funding for our loans came from certificates of deposits (CD's), primarily, those with a one-year maturity. The highest cost CD's matured in the third and fourth quarters of 2001. As a result, the net interest margin was squeezed, and the net profit of the bank was reduced substantially. The first quarter of 2001 was the first time in seventeen years that quarterly earnings trailed the same quarter of the prior year.

Earnings for the second and third quarters responded nicely and, as we entered the fourth quarter of the year, it appeared that our string of twenty-three consecutive years of record earnings was within reach. But it was not to be! Early in the fourth quarter, a loan to a heavy equipment rental business, which was secured by equipment, accounts receivable and real estate, reflected some collateral deficiencies. Upon investigation, it appeared that some of the collateral was either missing or fraudulently pledged. The collateral was repossessed, sold at auction, the proceeds applied to the loan and the balance charged off. This resulted in a loss of $9.3 million, the largest loss in the history of Frontier Bank, and virtually wiped out earnings for the fourth quarter.

In our opinion, the large loan loss is an isolated situation and the overall quality of the loan portfolio remains very good.

Earnings for the year were $24.5 million or $1.21 per diluted share. This compares to $32.1 million for the year 2000, or $1.62 per diluted share. This represents a decrease of 23.7% from the prior year, the first time in our twenty-three year history that Frontier has not had record annual earnings.

Total assets of the corporation grew to $1.8 billion at year-end, a gain of $116 million or 6.9% during the year. Deposits increased to nearly $1.5 billion, up $123 million or 9% over the prior year. Particularly impressive was the 24% year over year growth in non-interest bearing deposits. Net loans increased by $192 million to $1.55 billion, a gain of 14.2%.

The investment portfolio decreased from $143.6 million to $81.8 million, a decline of 43%. This runoff occurred as many of the bonds were "called" and redeemed by the issuers as interest rates declined throughout the year.

Shareowners' equity decreased by 4.3% over the year to $184 million. Part of the decrease is from the payment of $11 million in dividends to shareowners.

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The corporation paid a total cash dividend of .53(cents) per share during
2001, increasing the dividend in each of the four quarters. In addition, Frontier purchased 1,402,400 shares of its stock during the year at a total cost of $36.9 million. This is part of a capital management program authorized by the Board in which excess capital is utilized to reacquire Frontier stock in the open market. The net effect of this action is the reduction of shares outstanding which, in turn, increases earnings per share. In spite of the reduction in shareowners' equity, Frontier continues to be recognized as a "well-capitalized" bank by the regulators.

The ratio of non-performing assets to total assets increased to .68% from .26% at year-end 2000, reflecting the general economic slowdown in our service area. While the increase is significant in relation to past percentages and dollar amount, the ratio is well within industry standards.

Frontier's reserve for loan losses was $26.4 million, or 1.67% of loans outstanding as of December 31, 2001, compared to $21.9 or 1.59% of loans at year-end 2000.

Net charge-offs for the year totaled $9.8 million of which $9.3 million, or 95% of the total, was the previously mentioned loss. The loan loss provision for the full year was $13.6 million. The increase in the loan loss reserve was primarily to cover the specific loss, but we felt it was prudent to build up the reserve in view of the uncertainty caused by a slowing economy.

The corporation earned 1.35% on average assets (ROA) compared to 2.03% in 2000, and 11.63% on average equity (ROE) compared to 17.6% in 2000. While down from last year, Frontier still ranks high compared to our peer banks.

Some of the other achievements during the year included:

(1) Completed merger with Interbancorp, Inc. adding new offices in Duvall and Kirkland.

(2) Frontier Financial Corporation was selected as a component of the Nasdaq Financial 100 Index.

(3)  Opened our Totem Lake Office located in Kirkland, during August.

(4)  Opened our Tacoma Office during December, our 38th office, overall.

(5) Expense management continued to be solid reflected by our efficiency ratio of 43% compared to 44% in 2000.

(6) Our Trust Department continued to grow as total assets increased by 5% and department earnings were up by 76%.

We experienced our share of disappointment during 2001, but it was not a disaster. We compare Frontier's performance with five other financial institutions between $1 billion and $3 billion in size, headquartered in the Pacific Northwest.

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While Frontier is fourth in size among the six institutions, it was number one in earnings, despite the "disappointing" year. In addition, Frontier was number one in market capitalization, loan loss reserve ratio, net interest margin, return on average assets, and efficiency.

While we have concerns about the economy, within the bank we have many phases of our operations that give us cause for considerable optimism for 2002. Our net interest margin was in a state of contraction during the first half of last year due to Federal Reserve interest rate policies, but we are now in a period of net interest margin expansion. Our increased loan loss reserves and ample capital base give us a strong cushion to withstand any credit quality deterioration. The quality of our loan portfolio continues to be very good. It appears interest rates have "bottomed" and, therefore, the possibility of additional "calls" of bonds in our investment portfolio seems remote. Most of all, I believe in our highly motivated staff, who have the desire and commitment to achieve our goals for the year.

We were saddened during the year with the passing of Roy Robinson, one of our founding directors. Roy retired from our board in 1999 but always remained a staunch supporter of Frontier Financial Corporation. Our sincere condolence to his wife, Pat, and family.

On September 11, 2001, we shared shock and sadness with the nation when the tragic events occurred in New York City, Washington, DC, and western Pennsylvania. We lost some good friends who worked very closely with many of us at Frontier, and who were just doing their job at the World Trade Center when the terrorist attack occurred. Our deepest sympathy to all of those who lost family or friends in this tragedy.

Thanks to our Board of Directors for their outstanding leadership during 2001, and to our hard-working staff for their commitment to serving our clients with skill and dedication. We thank you, our fellow shareowners, for your support, and we pledge to you that we are going to do everything we can to continue to reward your loyalty.

All of us working together as a team will move this organization to further growth and success --- "it's really the people who make the difference".

Sincerely,


/s/ Bob Dickson

Bob Dickson
President & CEO

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